United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale informs on the beginning of the new CEO’s mandate

Rio de Janeiro, September 20, 2024 – Following the press release dated August 26, 20241, Vale S.A (“Vale” or the “Company”) informs that the Company's Board of Directors approved the date of October 1st for the beginning of the mandate of Vale's next CEO, Mr. Gustavo Pimenta. The Board of Directors wishes the new CEO success in leading the Company and reiterates its support to the executive. Therefore, the mandate of Mr. Eduardo de Salles Bartolomeo, the Company’s current CEO, will end on September 30th.

Under Eduardo's leadership, Vale managed to make significant progress in its cultural transformation, oriented to the safety of people and operations, risk management and asset integrity. He adopted a pioneering dam decharacterization program, implementing the best global standards for the management of tailings containment structures. Eduardo built solid foundations for the Company's promising trajectory, promoting operational excellence and strategically positioning Vale on the global decarbonization journey. Vale's Board of Directors thanks Eduardo for his commitment and dedication over the last five years and wishes him success in his future endeavors.

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

1 With the title “Vale announces the selection of Gustavo Pimenta as its next CEO”, available here.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: September 20, 2024		Director of Investor Relations